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Exhibit (b)(1)(i)

                           AMENDMENT TO THE BY-LAWS OF
                           ING INVESTMENT FUNDS, INC.

     On January 18, 2006, via Unanimous Written Consent in Lieu of a Meeting, the Board of Directors adopted the following amendment to the By-Laws of ING Investment Funds, Inc. The amendment removes the upper limit on the number of Directors that the Board of Directors may set from time to time. Accordingly, the By-Laws of ING Investment Funds, Inc. are hereby amended to revise Section 1 of ARTICLE III, to read as follows:

          Section 1. The number of directors of the Corporation shall be at least four, and thereafter shall be such number as shall be fixed from time to time by a majority of the entire Board of Directors, but the tenure of office of a director shall not be affected by any decrease in the number of directors so made by the Board. At each annual meeting of stockholders, subject to the provisions of Article II, Section 2 hereof, the stockholders shall elect directors to hold office until the next annual meeting or until their successors are elected and qualify. Directors need not be stockholders in the Corporation.